Exhibit A

Husky Moves Forward with Heavy Crude Oil Flexibility Project at Lima Refinery

Calgary, Alberta (February 3, 2014) – Husky Energy has sanctioned a new crude oil flexibility project at its refinery in Lima, Ohio, which will allow for the processing of up to 40,000 barrels per day (bbls/day) of heavy crude feedstock from Western Canada starting in 2017.

The estimated cost of the upgrade to the Husky Lima Refinery is approximately $300 million and will provide an efficient and cost-effective way to process a greater variety of crudes.

The project will include modifications to the coker and processing units and will maintain the refinery’s ability to refine light crude oil. Engineering work is underway and the equipment upgrades are scheduled to take place during planned turnarounds in late 2015 and late 2016.

The project is part of Husky’s focused integration strategy and supports the Company’s growing heavy oil business in Western Canada, where a strong portfolio of existing and planned projects is expected to increase thermal oil production to 55,000 bbls/day in 2016. It is also aligned with Husky’s program to enhance its ability to respond more quickly and efficiently to market conditions by increasing feedstock, product and market access flexibility in its refining segment.

Recent integration strategy initiatives include:

•	A new 20,000 bbls/day kerosene hydrotreater brought on line at the Husky Lima Refinery in 2013 to increase distillate capacity and provide greater ability to swing between on-road diesel and jet fuel production;
•	A new recycle gas compressor at the partner-operated BP-Husky Refinery in Toledo, Ohio to improve operational integrity and plant performance;
•	The addition of two 300,000-barrel tanks at the Hardisty terminal to improve storage capability; and
•	Securing additional storage capacity at Patoka, Illinois to maximize access to markets.

Husky Energy is one of Canada’s largest integrated energy companies. It is headquartered in Calgary, Alberta, Canada and is publicly traded on the Toronto Stock Exchange under the symbol HSE and HSE.PR.A. More information is available at www.huskyenergy.com

For further information, please contact:

Investor Inquiries: Rob McInnis Manager, Investor Relations Husky Energy Inc. 403-298-6817	Media Inquiries: Mel Duvall Manager, Media & Issues Husky Energy Inc. 403-513-7602

FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking statements and information (collectively “forward-looking statements”), within the meaning of the applicable Canadian securities legislation, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. The forward-looking statements contained in this news release are forward-looking and not historical facts.

Such forward-looking statements are based on the Company’s current expectations, estimates, projections and assumptions that were made by the Company in light of its experience and its perception of historical trends. Further, such forward-looking statements are subject to risks, uncertainties and other factors, some of which are beyond the Company’s control and difficult to predict. Accordingly, these factors could cause actual results or outcomes to differ materially from those expressed or projected in the forward-looking statements.

Some of the forward-looking statements may be identified by statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “will continue”, “is anticipated”, “is targeting”, “estimated”, “intend”, “plan”, “projection”, “could”, “aim”, “vision”, “goals”, “objective”, “target”, “schedules” and “outlook”). In particular, forward-looking statements in this news release include, but are not limited to, references to:

with respect to the business, operations and results of the Company generally: the Company’s general strategic plans and growth strategies; with respect to the Company’s Heavy Oil properties: expected timing and daily volumes of increases in the Company’s thermal oil production; and with respect to the Company’s Downstream operating segment: the planned daily processing capacity resulting from upgrades at the Company’s Lima refinery; the estimated cost and anticipated benefits of the upgrades; anticipated timing of equipment upgrades and increased processing capacity at the Company’s Lima refinery.

In addition, statements relating to “reserves” and “resources” are deemed to be forward-looking statements as they involve the implied assessment based on certain estimates and assumptions that the reserves or resources described can be profitably produced in the future. There are numerous uncertainties inherent in estimating quantities of reserves and resources and in projecting future rates of production and the timing of development expenditures. The total amount or timing of actual future production may vary from reserve, resource and production estimates.

Although the Company believes that the expectations reflected by the forward-looking statements presented in this document are reasonable, the Company’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to the Company about itself and the businesses in which it operates. Information used in developing forward-looking statements has been acquired from various sources including third party consultants, suppliers, regulators and other sources.

Because actual results or outcomes could differ materially from those expressed in any forward-looking statements, investors should not place undue reliance on any such forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to Husky.

The Company’s Annual Information Form for the year ended December 31, 2012 and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe the risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference.

Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable securities laws, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company’s course of action would depend upon its assessment of the future considering all information then available.